Exhibit 99.3

China Nepstar Chain Drugstore Announces Management Change

SHENZHEN, China, Aug. 23, 2011 /PRNewswire-Asia-FirstCall/ — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced the resignation of Mr. Jason Xinghua Wu as the Company’s Chief Executive Officer, effective today, for personal reasons. Mr. Fuxiang Zhang, the Company’s Chief Operating Officer, has been appointed as Chief Executive Officer by the Company’s board of directors.

Mr. Zhang joined the Company in 1997. From 1999 to 2003, he was the vice general manager and then promoted to general manager of Dalian Nepstar Chain Co., Ltd., or Dalian Nepstar. From 2003 to 2006, Mr. Zhang served as the general manager of Shenzhen Nepstar Group Co., Ltd., or Shenzhen Nepstar. Mr. Fuxiang Zhang has been the Company’s vice president since 2006. In March 2011, Mr. Fuxiang Zhang was appointed as Chief Operating Officer of the Company. Mr. Zhang received a bachelor’s degree in international economics in 1997 and a master’s degree in industrial engineering in 2010 from the Harbin Institute of Technology.

Mr. Simin Zhang, Chairman of the Company, commented, “On behalf of the board, we thank Jason for his contribution. We remain confident in the long-term prospects of Nepstar and we look forward to solid development of our business under the leadership of Fuxiang Zhang.”

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2011, the Company had 2,511 stores across 74 cities, one headquarter distribution center and 14 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Lucia Qian

China Nepstar Chain Drugstore Ltd.

Vice President, IR

Phone: +86-755-2641-4065

Email: qianrt@nepstar.cn

Dixon Chen

Grayling

Investor Relations

Tel: +1-646-284-9403

Email: dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@grayling.com